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                             CALL OPTION AGREEMENT


    Call Option Agreement dated February 9, 1994 between Tesoro Petroleum Corporation ("Tesoro") and MetLife Security Insurance Company of Louisiana ("MetLife Louisiana").

    WHEREAS, there has been consummated on the date hereof a recapitalization of Tesoro on the terms contemplated by the proxy statement/prospectus/consent solicitation dated January 3, 1994;

    WHEREAS, MetLife Louisiana is now the holder of 2,875,000 shares of $2.20 Cumulative Convertible Preferred Stock ("Preferred Stock") of Tesoro and 4,084,160 shares of Common Stock $.16 2/3 par value ("Common Stock") of Tesoro;

    WHEREAS, the parties hereto wish to provide Tesoro with an option to acquire the shares of Preferred Stock and shares of Common Stock now held by MetLife Louisiana, as well as any additional shares of Common Stock which may be issued by Tesoro to MetLife Louisiana to pay dividends on the shares of Preferred
Stock pursuant to Section 1 of the Amended and Restated Memorandum of Understanding dated December 14, 1993 (the "Memorandum of Understanding");

    NOW, THEREFORE Tesoro and MetLife Louisiana desire to set forth their understanding in this Agreement as follows:

     1. Call Option. Subject to the terms and conditions of this Section 1, Tesoro shall have the option (the "Option") to acquire at any time between the date hereof and the third anniversary of the date hereof (the "Option Term") all shares of the Preferred Stock and Common Stock owned by MetLife Louisiana on the date hereof and any shares of Common Stock used to pay dividends on the Preferred Stock issued to MetLife Louisiana by Tesoro pursuant to Section 1 of the Memorandum of Understanding. References to Common Stock in Sections 1 and 2 hereof shall mean the Common Stock owned by MetLife Louisiana on the date hereof and any shares of Common Stock used to pay dividends on the Preferred Stock issued to MetLife Louisiana by Tesoro pursuant to Section 1 of the Memorandum of Understanding.

      (a) Aggregate Option Price. The aggregate price payable in cash by Tesoro to exercise the Option in full (the "Aggregate Option Price") at any time during the Option Term shall be equal to the Base Option Price plus the Accreted Amount. The "Base Option Price" at any date shall be equal to (i)
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  $53,045,000 less (ii) the sum of (x) all cash dividends paid on shares of
  Preferred Stock owned by MetLife Louisiana before such date, (y) the aggregate Sales Amount with respect to all sales of Common Stock by MetLife Louisiana after the date hereof and on or before the date of such exercise and (z) the aggregate amounts paid upon prior partial exercises of the Option. The "Sales Amount" with respect to any sale of Common Stock shall be the cash amount actually received by MetLife Louisiana upon such sale; provided that, if Tesoro exercises the Option with respect to all shares subject thereto which have not theretofore been disposed of by MetLife Louisiana, the Sales Amount shall be increased, if MetLife Louisiana has theretofore effected any sale of Common Stock other than in a transaction effected on the New York Stock Exchange or such other exchange upon which the Common Stock is then primarily traded or such other system on which the Common Stock is then primarily quoted (a "Private Sale") at a price per share (the "Private Sale Price") which is less than 70% of the Current Market Price (as defined below) at the date the agreement for sale is entered into (the "Private Sale Date") (70% of the then Current Market Price being referred to herein as the "Base Price"), by an amount, if positive (the "Deficit Amount"), equal to the sum of (A) the difference between the Private Sale Price and the Base Price, multiplied by the number of shares sold in such Private Sale (the "Deficit Sales Amount"); provided further that the Deficit Amount shall be reduced if MetLife Louisiana has at any time theretofore effected any sale of Common Stock in a Private Sale at a Private Sale Price which is greater than the Base Price, by an amount equal to the difference between the Private Sale Price and the Base Price, multiplied by the number of shares sold in such Private Sale (the "Surplus Sales Amount") and (B) the amount by which the Accreted Amount has been increased as a result of the Base Option Price not being reduced by the Deficit Sales Amount at the time a Private Sale giving rise thereto occurred. The "Current Market Price" means the average of the closing prices for the Common Stock on the New York Stock Exchange or such other exchange upon which the Common Stock is then primarily traded or such other system on which the Common Stock is then primarily quoted for the 10 trading days immediately preceding the Private Sale Date. The "Accreted Amount" at any date shall equal the sum of the Quarterly Accreted Amounts for all calendar quarters beginning on or after January 1, 1994 and ending on or before the date of determination of the Accreted Amount. The "Quarterly Accreted Amount" for any calendar quarter shall be the product of (1) the





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  Base Option Price at the end of the immediately preceding calendar quarter plus the Accreted Amount for all prior periods and (2) the Quarterly Percentage for such quarter. The "Quarterly Percentage" shall be (a) for any calendar quarter beginning on or after January 1, 1994 through and including the calendar quarter ending December 31, 1995, 3%, or (b) for any calendar quarter thereafter, 3.5%.

      (b) Exercise. The Option may be exercised in part at any time during the Option Term, provided that the aggregate exercise price payable upon such partial exercise shall be at least $5,000,000. Upon any exercise, MetLife Louisiana shall deliver to Tesoro (A) a number of shares of Preferred Stock equal to the product of (1) the number of shares of Preferred Stock held by MetLife Louisiana on the date hereof and (2) the Exercise Fraction and (B) a number of shares of Common Stock equal to the product of (1) the sum (the "Subject Number of Common Shares") of the number of shares of Common Stock owned by MetLife Louisiana on the date hereof and any shares of Common Stock used to pay dividends on the Preferred Stock pursuant to Section 1 of the Memorandum of Understanding prior to the date of such exercise and (2) the Exercise Fraction. The "Exercise Fraction" for any partial exercise shall be the quotient obtained by dividing (a) the aggregate amount to be paid upon such partial exercise by (b) $53,045,000 plus the Accreted Amount less all cash dividends paid on shares of Preferred Stock owned by MetLife Louisiana before such date but after the date hereof, each determined as of the date of exercise. In the event that the number of shares of Common Stock to be delivered pursuant to the last two preceding sentences exceeds the number of Common Shares then held by MetLife Louisiana, then MetLife Louisiana shall deliver such number of Common Shares as it then owns and the amount to be paid by Tesoro upon such partial exercise shall be reduced by the lowest aggregate Sales Amount which MetLife Louisiana has received for a number of shares of Common Stock equal to the number it would have been required to deliver pursuant to such partial exercise but is unable to deliver because it no longer owns such number of Common Shares. If the Option is exercised in full, MetLife Louisiana will request that Messrs. Ray C. Adam, Charles F. Luce, Steward G. Nagler, James Q. Riordan and William S. Sneath resign from the Board of Directors of Tesoro.

      (c) Minimum Partial Exercise to Continue Option. Subject to the last sentence of this subparagraph (c), the Option shall expire if prior to





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  January 1, 1995, Tesoro has not exercised the Option in an aggregate amount which is equal to or greater than the 1995 Minimum Amount. In addition, subject to the last sentence of this subparagraph (c), the Option shall expire if prior to January 1, 1996, Tesoro has not exercised the Option in a cumulative aggregate amount which is equal to or greater than the 1996 Minimum Amount. The "1995 Minimum Amount" means $5,304,500 plus 10% of the Accreted Amount at the date of exercise. The "1996 Minimum Amount" means $15,913,500 plus the Accreted Amount at the date of exercise with respect to such $15,913,500 minus the Accreted Amount which would have accrued on the amount of any previous partial exercise from the date of such exercise until the exercise which satisfies the $15,913,500 requirement. Notwithstanding the foregoing provisions of this subparagraph (c), the Option shall not expire and shall remain in effect, if Tesoro pays all regular quarterly dividends which become due and payable after the date hereof in cash on the regular payment date in February, May, August and November of each year.

      (d) Method of Exercising the Option. Tesoro shall exercise the Option in whole or in part by delivering written notice to MetLife Louisiana at 70 Eagle Rock Avenue, Eagle Rock Executive Offices, Second Floor, East Hanover, New Jersey 07936, Attn: Chairman of the Board, or such other address as MetLife Louisiana shall specify to Tesoro in a writing stating that such writing is intended to change the address for notice pursuant to this Section 1(d). Notice may be given by hand delivery, transmission of a facsimile or by deposit in the United States mail, postage prepaid registered mail.
  Notice deposited in the United States mail shall be deemed delivered five days after being so deposited. The written notice of exercise shall specify
  (1) the dollar amount being paid, (2) whether the Option is being exercised in full or in part, (3) if the Option is being exercised in part, a calculation of the Exercise Fraction based on the information then available to Tesoro, and (4) a date and time, which shall be no less than 10 days and no more than 30 days after the date of the notice, for the transfer of the shares of Preferred Stock and Common Stock to be delivered to Tesoro by MetLife Louisiana and the transfer of the exercise price from Tesoro to MetLife Louisiana. MetLife Louisiana shall deliver the certificates representing the shares of Preferred Stock or Common Stock to a place in New York City designated by Tesoro, or shall cause such shares to be transferred to Tesoro by book entry. Tesoro shall transfer the exercise price to MetLife Louisiana by wire transfer to a bank in the





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  United States designated by MetLife Louisiana.  If MetLife Louisiana fails to make such a designation in writing to Tesoro at least three days prior to the transfer date set forth in the notice, then Tesoro shall pay the exercise price by delivering a check payable to MetLife Louisiana at the place in New York City designated by Tesoro for delivery of the shares. At least three days prior the date for transfer of the shares, MetLife Louisiana shall provide to Tesoro an affidavit signed by the President, Chief Financial Officer, Chief Accounting Officer or any Vice President of MetLife Louisiana setting forth information with regard to each sale of Common Stock by MetLife Louisiana on or after the later of (i) the date of this Agreement and (ii) the date of the last such affidavit previously delivered to Tesoro, including the date and manner of sale and the cash amount actually received by MetLife Louisiana. In the event such information differs from the information used by Tesoro to calculate the Exercise Fraction or the exercise price required to exercise the Option in full, the Exercise Fraction or exercise price shall be adjusted appropriately. Nothing herein shall deprive Tesoro of any right to claims in the event that the information provided did not accurately reflect the timing, proceeds and notice of any sale of Common Stock by MetLife Louisiana.

      (e) MetLife Louisiana agrees to advise Tesoro in writing addressed to Tesoro at Tesoro Petroleum Corporation, 8700 Tesoro Drive, San Antonio, Texas 78217, to the attention of its President, with a copy addressed to its Secretary, of the date and public or private nature of, and proceeds from, any sale of Common Stock within 10 days after such date.

  2. Governing Law. This Agreement shall be governed by and construed in accordance with the substantive law of the State of Delaware, without giving effect to the conflicts or choice of law provisions of Delaware or any other jurisdiction.

  3. Counterparts. This Agreement may be executed by the parties hereto individually or in any combination, in one or more counterparts (including by means of signature pages sent by telecopier), each of which shall be an original, and all of which shall together constitute one and the same agreement.

  4. Complete Agreement. This document contains the complete agreement between the parties relating to the subject matter hereof and supersedes any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way, including, without limitation, Sections 4 and 13 of the Memorandum of Understanding.





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    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

METLIFE SECURITY                           TESORO PETROLEUM CORPORATION
INSURANCE COMPANY OF
LOUISIANA



By: /s/ James S. Russell                   By: /s/ Bruce A. Smith
    --------------------                       ------------------------
Name: James S. Russell                     Name: Bruce A. Smith
     -------------------                        ----------------------
Title: Vice-President and Treasurer        Title: Executive Vice-President and
       ----------------------------                   Chief Financial Officer
                                                  ----------------------------




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